UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   John S. Hamlin
   One Dell Way
   TX, Round Rock 78682-2244
2. Issuer Name and Ticker or Trading Symbol
   Dell Computer Corporation  (DELL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   4/2/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, US Consumer Business
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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Common Stock        |4/2/ 2|4/2/ 2|M   | |10000.000         |A  |22.940     |                   |D     |                           |
                    |003   |003   |    | |                  |   |           |                   |      |                           |
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Common Stock 1      |4/2/ 2|4/2/ 2|S   | |10000.000         |D  |28.260     |98674.000          |D     |                           |
                    |003   |003   |    | |                  |   |           |                   |      |                           |
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Common Stock        |      |      |    | |                  |   |           |801.000            |I     |Employer 401(k)            |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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Nonqualified |$25.45  |       |      |    | |           |   |2    |9/5/2|Common Stock|       |       |200000.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |012  |            |       |       |            |   |            |
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Nonqualified |$27.64  |       |      |    | |           |   |3    |3/7/2|Common Stock|       |       |200000.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |012  |            |       |       |            |   |            |
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Nonqualified |$22.94  |4/2/ 20|4/2/ 2|M   | |10000.000  |D  |4    |2/12/|Common Stock|10000.0|       |90000.000   |D  |            |
Stock Options|        |03     |003   |    | |           |   |     |2011 |            |00     |       |            |   |            |
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Nonqualified |$24.09  |       |      |    | |           |   |5    |6/18/|Common Stock|       |       |400000.000  |D  |            |
Stock Option |        |       |      |    | |           |   |     |2011 |            |       |       |            |   |            |
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Nonqualified |$22.10  |       |      |    | |           |   |6    |9/6/2|Common Stock|       |       |120000.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |011  |            |       |       |            |   |            |
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Nonqualified |$26.185 |       |      |    | |           |   |7    |3/6/2|Common Stock|       |       |150000.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |013  |            |       |       |            |   |            |
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Nonqualified |$28.899 |       |      |    | |           |   |8    |7/17/|Common Stock|       |       |6352.000    |D  |            |
Stock Options|        |       |      |    | |           |   |     |2008 |            |       |       |            |   |            |
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Nonqualified |$37.5938|       |      |    | |           |   |9    |8/22/|Common Stock|       |       |150000.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |2010 |            |       |       |            |   |            |
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Nonqualified |$44.75  |       |      |    | |           |   |10   |10/13|Common Stock|       |       |27168.000   |D  |            |
Stock Option |        |       |      |    | |           |   |     |/2009|            |       |       |            |   |            |
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Nonqualified |$44.6875|       |      |    | |           |   |11   |9/23/|Common Stock|       |       |15870.000   |D  |            |
Stock Options|        |       |      |    | |           |   |     |2009 |            |       |       |            |   |            |
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Nonqualified |$42.4063|       |      |    | |           |   |12   |8/7/2|Common Stock|       |       |150000.000  |D  |            |
Stock Options|        |       |      |    | |           |   |     |000  |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Represents 8,674 shares held free of restrictions and 90,000 shares of restricted stock scheduled to vest as follows: 10,000 shares on 6/18 of each year from 2003 through 2006 and 10,000 shares on 3/6 of each year from 2004 though 2008.
2. Exercisable according to the following schedule: 40,000 shares on 9/5 of each year from 2003 through 2007.
3. Exercisable according to the following schedule: 40,000 shares on 3/7 of each year from 2003 through 2007.
4. Exercisable according to the following schedule: 30,000 shares on 2/12 of each year from 2004 through 2006.
5. Exercisable according to the following schedule: 100,000 shares on 6/18 of each year from 2003 through 2006.
6. Exercisable according to the following schedule: 30,000 shares on 9/6 of each year from 2003 through 2006.
7. Exercisable according to the following schedule: 30,000 shares on 3/6 of each year from 2004 through 2008.
8. Exercisable according tothe following schedule: 4,764 shares currently exercisable and 1,588 shares on 7/17/2003.
9. Exercisable according to the following schedule: 60,000 shares currently exercisable and 30,000 shares on 8/22 of each year from 2003 through 2005.
10. Exercisable according to the following schedule: 16,300 shares currently exercisable and 5,434 on 10/13/2003 and 10/13/2004.
11. Exercisable according to the following schedule: 9,522 shares currently exercisable and 3,174 on 9/23/2003 and 9/23/2004.
12. Exercisable according to the following schedule: 60,000 shares currently exercisable and 30,000 shares on 8/7 of each year from 2003 through 2005. SIGNATURE OF REPORTING PERSON
John S. Hamlin
Thomas H. Welch, Attorney-in-Fact